January 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ron Alper

Re:TLG Acquisition One Corp.

Registration Statement on Form S-1

Filed January 12, 2021, as amended

File No. 333-252032

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of TLG Acquisition One Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 1,200 copies of the Preliminary Prospectus dated January 25, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC

as Representative of the Several Underwriters

RBC CAPITAL MARKETS, LLC

By:/s/ Michael Ventura

Name:Michael Ventura

Title:Managing Director, ECM

[Signature Page to Underwriters’ Acceleration Request]